FORM 4                                                    OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number        3235-0287
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response. . . 0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
          Wasteco Ventures Limited
          Citco Building, Wickham's Cay
          P.O. Box 662
          Roadtown, Tortola BVI

2. Issuer Name and Ticker or Trading Symbol
          Compost America Holding Company, Inc. -- CAHC

3. I.R.S. or Social Security Number of Reporting Person, if an entity


4. Statement for Month/Year
          January 1998

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
       Director                           X  10% Owner
   ---                                   ---
       Officer (give title below)            Other (specify below)
   ---                                   ---
               ______________________________

7. Individual or Joint/Group Filing (Check Applicable Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---

                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Transaction  3. Transaction   4. Securities Acquired      5. Amount of    6. Ownership  7. Nature of
   (Instr. 3)            Date            Code             (A) or Disposed of (D)      Securities      Form:         Indirect
                         (Month/         (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially    Direct        Beneficial
                         Day/                                                         Owned at        (D) or        Ownership
                         Year)                                                        End of Month    Indirect      (Instr. 4)
                                                                    (A)               (Instr. 3       (I)
                                                                     or               and 4)          (Instr. 4)
                                      Code     V       Amount       (D)    Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          1/21/98         J*               89,993       A      *          11,580,602        D


Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)
*Shares of Common Stock acquired by Reporting Person represent dividend on Series A Preferred Stock owned by Reporting Person.

    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of            2. Conver-    3. Trans-  4. Trans-    5. Number of    6. Date Exercisable 7. Title and Amount    8. Price of
   Derivative Security    sion or       action     action       Derivative      and Expiration      of Underlying          Deriva-
   (Instr. 3)             Exercise      Date       Code         Securities      Date (Month/        Securities             tive
                          Price of      (Month/    (Instr.8)    Acquired (A)    Day/Year)           (Instr. 3 and 4)       Security
                          Derivative    Day/                    or Disposed                                                (Instr.5)
                          Security      Year)                   of (D)
                                                                (Instr. 3,
                                                                4 and 5)        Date     Expir-              Amount or
                                                                                Exer-    ration              Number of
                                                 Code    V    (A)  (D)          cisable  Date      Title     Shares
------------------------------------------------------------------------------------------------------------------------------------




     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)
                                   (Continued)

9. Number of Derivative    10. Ownership Form of Derivative  11. Nature of Indirect Beneficial
   Securities Beneficially     Security: Direct (D) or           Ownership (Instr. 4)
   Owned at End of Month       Indirect (I) (Instr. 4)
   (Instr. 4)



[FN]
Explanation of Responses:
*Shares of Common Stock acquired by Reporting Person represent dividend on Series A Preferred Stock owned by Reporting Person.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

       /s/ Peter Petrillo                                         4/6/98
----------------------------------                         ---------------------
**Signature of Reporting Person                                    Date
     Wasteco Ventures Limited
        By: Peter Petrillo
         Attorney-in-Fact